16012856



SEC
Mail Processing
Section
FEB 29 2016
Washington DC
404

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8- 35379 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2015 AND ENDING 12/31/2015
MM/DD/YY MM/DD/YY

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hankerson Financial, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2929 N 44TH Street, #200
(No. and Street)

| Phoenix | Arizona | 85018 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Hankerson 602-840-0880
(Area Code – Telephone Number)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

| 9221 Corbin Avenue, Suite 170 | Northridge | CA | 91324 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, William Hankerson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hankerson Financial, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MARILYNN PFLASTER
Notary Public - State of Arizona
MARICOPA COUNTY
My Commission Expires
July 19, 2018


Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Hankerson Financial, Inc.

We have audited the accompanying statement of financial condition of Hankerson Financial, Inc. (the "Company") as of December 31, 2015, and the related statement of operations changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Hankerson Financial, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hankerson Financial, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedule I, II and III (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Hankerson Financial, Inc.'s financial statements. The supplemental information is the responsibility of Hankerson Financial, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 10, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

**WE FOCUS & CARE**™

**Hankerson Financial, Inc.**
**Statement of Financial Condition**
**December 31, 2015**

**Assets**

| | | |
|---|---|---|
| Cash | $ | 121,235 |
| Commissions receivable | | 8,207 |
| Investments, at market value | | 5,306 |
| Other receivables | | 5,933 |
| Prepaid expenses | | 5,300 |
| **Total assets** | $ | 145,981 |

**Liabilities and Stockholder's Equity**

**Liabilities**

| | | |
|---|---|---|
| Commissions payable | $ | 6,181 |
| Accrued payroll tax liability | | 1,583 |
| **Total liabilities** | | 7,764 |

**Stockholder's equity**

| | | |
|---|---|---|
| Common stock, no par value, 100,000 shares authorized, 15,000 shares issued and outstanding | | 15,000 |
| Retained earnings | | 123,217 |
| **Total stockholder's equity** | | 138,217 |
| **Total liabilities and stockholder's equity** | $ | 145,981 |

*The accompanying notes are an integral part of these financial statements.*

**Hankerson Financial, Inc.**
**Statement of Operations**
**For the Year Ended December 31, 2015**

| | | |
|---|---|---|
| **Revenues** | | |
| Commissions | $ | 37,958 |
| Interest & Dividend income | | 138 |
| Net investment gains (losses) | | (2,093) |
| **Total revenues** | | 36,003 |
| **Expenses** | | |
| Employee compensation and benefits | | 12,960 |
| Commission expense | | 22,508 |
| Occupancy and equipment rental | | 9,000 |
| Other operating expenses | | 20,550 |
| **Total expenses** | | 65,018 |
| **Net income (loss) before income tax provision** | | (29,015) |
| **Income tax provision** | | |
| **Net income (loss)** | $ | (29,015) |

*The accompanying notes are an integral part of these financial statements.*

**Hankerson Financial, Inc.**
**Statement of Changes in Stockholder's Equity**
**For the Year Ended December 31, 2015**

| | Common Stock | | Retained Earnings | | Total | |
|---|---|---|---|---|---|---|
| **Balance at December 31, 2014** | $ | 15,000 | $ | 152,232 | $ | 167,232 |
| Net Income | | | | (29,015) | | (29,015) |
| **Balance at December 31, 2015** | $ | 15,000 | $ | 23,217 | $ | 138,217 |

*The accompanying notes are an integral part of these financial statements.*

**Hankerson Financial, Inc.**
**Statement of Cash Flows**
**For the Year Ended December 31, 2015**

| | | |
|---|---|---|
| **Cash flow from operating activities:** | | |
| Net income (loss) | | $ (29,015) |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | |
| (Increase) decrease in assets: | | |
| Mark to market of investments, at market value | $ 2,049 | |
| Commissions receivable | (668) | |
| Other receivables | 474 | |
| Prepaid expenses | 610 | |
| Increase (decrease) in liabilities | | |
| Commissions payable | (772) | |
| Accrued payroll tax liability | 0 | |
| Total adjustments | | 1,693 |
| **Net cash provided by (used in) operating activities** | | (27,322) |
| **Net cash provided by (used in) in investing activities** | | |
| **Net cash provided by (used in) financing activities** | | |
| **Net increase (decrease) in cash** | | (27,322) |
| **Cash at beginning of year** | | 148,557 |
| **Cash at end of year** | | $ 121,235 |

**Supplemental disclosure of cash flow information:**

| | |
|---|---|
| Cash paid during the year for: Interest | |
| Interest | $ - |
| Income taxes | $ - |

*The accompanying notes are an integral part of these financial statements.*

**Hankerson Financial, Inc.**
**Notes to Financial Statements**
**December 31, 2015**

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

Hankerson Financial, Inc. (the "Company") was incorporated in the State of Arizona on December 23, 1985. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company forwards client transactions to direct participation programs and mutual funds, which carry such accounts; therefore, no customer accounts are reflected in the financial statements. The Company earns commissions for introducing investors to various investment projects, such as direct participation programs and mutual funds. Commission revenue and commission expense are recognized on the date the investment is funded by the investor.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

With the consent of its shareholders, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

## Note 2: INVESTMENTS, AT MARKET VALUE

Investments, at market value are comprised of an investment in a mutual funds. The Company recorded an unrealized loss of $2,049 in net investment gains and losses for the mark to market for this investment for the year ended December 31, 2015. As of December 31, 2015, the fair market value of this investment was $5,306.

## Note 3: INCOME TAXES

As discussed in Note 1 the Company has elected the S Corporate tax status; therefore, no federal income tax provision is reported.

**Hankerson Financial, Inc.**
**Notes to Financial Statements**
**December 31, 2015**

## Note 4: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015:

| **Assets** | **Fair Value** | **Level 1 Inputs** | **Level 2 Inputs** | **Level 3 Inputs** |
|---|---|---|---|---|
| Investments, at market value | $ 5,306 | $ 5,306 | $ - | $ - |
| **Total** | $ 5,306 | $ 5,306 | $ - | $ - |

**Hankerson Financial, Inc.**
**Notes to Financial Statements**
**December 31, 2015**

## Note 5: RELATED PARTY TRANSACTIONS

The Company's sole shareholder is also the sole shareholder of a related entity. William Hankerson, Ltd ("LTD"). LTD provides research services to the Company. The Company leases its office space from LTD pursuant to a month-to-month lease agreement, which includes rent, secretarial services and other office expenses.

A summary of related party transactions is as follows:

| | |
|---|---|
| Rent and related office expenses | $9,000 |

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

## Note 6: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

## Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

The Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require these provisions to be reflected in the financial statements for the year ending December 31, 2015. Based upon this review, the Company has implemented the prounouncements that require adoption (if any). They have also concluded that the remaining pronouncements have either limited or no application to the Company and in all cases implementation would not have a material impact on the financial comments taken as a whole.

## Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2015, the Company had net capital of $124,163 which was $119,163 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($7,764) to net capital was 0.0625 to 1, which is less than the 15 to 1 maximum allowed.

**Hankerson Financial, Inc.**
**Schedule I - Computation of Net Capital Requirements**

**Pursuant to Rule 15c3-1**
**As of December 31, 2015**

| | | |
|---|---|---|
| **Computation of net capital** | | |
| Common stock | $ 15,000 | |
| Retained earnings | 123,217 | |
| **Total stockholder's equity** | | $ 138,217 |
| Less: Non-allowable assets | | |
| Other receivables | (5,932) | |
| Commission receivable, in excess of payable | (2,026) | |
| Prepaid expenses | (5,300) | |
| **Total non-allowable assets** | | (13,258) |
| **Net capital before haircuts** | | 124,959 |
| Less: Haircuts on securities | | |
| Haircut on marketable securities | (796) | |
| **Total haircuts on securities** | | (796) |
| **Net Capital** | | 124,163 |
| **Computation of net capital requirements** | | |
| Minimum net capital requirements | | |
| 6 2/3 percent of net aggregate indebtedness | $ 518 | |
| Minimum dollar net capital required | $ 5,000 | |
| Net capital required (greater of above) | | (5,000) |
| **Excess net capital** | | $ 119,163 |
| Ratio of aggregate indebtedness to net capital | 0.0625: 1 | |

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2015.

*See independent auditor's report*

Hankerson Financial, Inc.
Schedule II- Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2015

A computation of reserve requirements is not applicable to Hankerson Financial, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

*See independent auditor's report*

Hankerson Financial, Inc.

**Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 As of December 31, 2015**

Information relating to possession or control requirements is not applicable to Hankerson Financial, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

*See independent auditor's report*

**Hankerson Financial, Inc.**
**Report on Exemption Provisions**
**Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)**
**For the Year Ended December 31, 2015**



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

**Report of Independent Registered Public Accounting Firm**

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Hankerson Financial, Inc., identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Hankerson Financial, Inc., claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Hankerson Financial, Inc., stated that Hankerson Financial, Inc., met the identified exemption provisions throughout the year ended December 31, 2015 without exception. Hankerson Financial, Inc's, management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hankerson Financial, Inc's, compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 10, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Hankerson Financial, Inc.
2929 North 44th Street, Suite 200
Phoenix, Arizona 85018
FAX (602) 840-3191
(602) 840-0880


# Assertions Regarding Exemption Provisions

We, as members of management of Hankerson Financial, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

**Identified Exemption Provision:**

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

**Statement Regarding Meeting Exemption Provision:**

The Company met the identified exemption provision without exception for the year ended December 31, 2015.

Hankerson Financial, Inc.

By:



William Hankerson, President



(Date)